August 25, 2005

via U.S. mail and facsimile to (602) 437-1681

Mr. Clint Tryon
Principal Accounting Officer
Meadow Valley Corporation
4411 South 40th Street, Suite D-11
Phoenix, AZ 85040

	RE:	Meadow Valley Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005

		Form 10-Q for the quarter ended June 30, 2005
		File No. 0-25428

Dear Mr. Tryon:

      We have reviewed your response letter dated August 10, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004

12. Income Taxes, page 37

	1.  	We have reviewed your response to prior comment 5 in our
letter dated July 27, 2005.  It is unclear how the amounts of
$(41,531), $(21,535), and $90,595 could represent rounding
adjustments given the magnitude and changes year-over-year.  It is also unclear how these amounts, which represent 4.7% of pre-tax income and 6.9% of diluted earnings per share in 2004; 13.3% of pre-
tax income and 19.9% of diluted earnings per share in 2003; and
9.7%
of pre-tax income and 12.1% of diluted earnings per share in 2002, could be deemed immaterial to your financial statements, in light of
SAB No. 99. Please explain in further detail your analysis of the components of the "other" category in your rate reconciliation.
If
you are unable to justify these amounts, please tell us why you believe your deferred tax expense in each of the three years presented is fairly stated.

Form 10-Q for the period ended June 30, 2005

Item 4. Controls and Procedures, page 24

2.	We have reviewed your response to prior comment 9 in our
letter
dated July 27, 2005. However, we note that you have not included the revised disclosure that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure, pursuant to
Exchange Act Rule 13a-15(e). In future filings, please revise to include this disclosure and to retain your previous disclosure (for example, from the first quarter 2005 Form 10-Q) that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. In other words, retain this language as well as the language that indicates that the information is also accumulated and communicated to management to allow timely decisions regarding required disclosure.

3.	Please revise your disclosure in future filings regarding
changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See
Item 308(c) of Regulation S-K.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3255 if you
have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief


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Clint Tryon
Meadow Valley Corporation
August 25, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE